SEC FILE NUMBER 811-21295; 333- 103022

CUSIP NUMBER

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☒ Form N-CSR

For Period Ended: April 30, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant

JPMorgan Trust I

Address of Principal Executive Office (Street and Number)

277 Park Avenue

New York, New York 10172

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Form N-CSR relating to the JPMorgan Research Market Neutral Fund (the “Fund”) for the fiscal period ended April 30, 2024 in the prescribed time period without unreasonable effort or expense because the Registrant has not yet determined the precise impact of class action proceeds that have been booked as a receivable to the Fund for the current and certain prior periods. The Registrant is assessing the impact to previously issued financial statements, and currently expects that the Fund’s previous financial statements for certain periods will be corrected. While the Registrant continues to work on resolving the issue, the Registrant was unable to transmit the Fund’s semi-annual report for the fiscal period ended April 30, 2024 to Fund shareholders within the timeframe prescribed by Rule 30e-1(c) under the 1940 Act. The Registrant currently expects to file its Form N-CSR on or before the 15th calendar day following the prescribed due date and will transmit the Fund’s semi-annual report to shareholders upon completion of the report included in the Fund’s Form N-CSR.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Timothy J. Clemens	212	623-8104

(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).  ☒ Yes   ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

JPMorgan Trust I

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date July 10, 2024	By:	/s/ Timothy J. Clemens
Name: Timothy J. Clemens Title: Treasurer and Principal Financial Officer

Part IV, (3)

The Registrant is currently determining the exact amounts and timing of the class action proceeds noted in Part III and the impact of these newly recorded proceeds to the Registrant’s financial statements over the relevant period. The Registrant anticipates that the N-CSR for the period ended April 30, 2024 will reflect changes to the Statement of Changes in Net Assets for the year ended October 31, 2023 and to certain Financial Highlights for the prior periods presented.